FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 10 June 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4 R(1)(c) GlaxoSmithKline plc ('GSK') was advised on 10 June 2016 of the following increase in the notional allocation of GSK American Depositary Shares ('ADSs') on 9 June 2016, at a price of $42.06 per ADS, following the revaluation of the cash element of the notional investment held within the GSK 401(K) plan:

Connected Person	Number of ADSs
Dr K Slaoui (Connected Person of Dr M M Slaoui)	1

V A Whyte
Company Secretary

10 June 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 10, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc